SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 15 April 2016

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Notice of AGM, Special Div and Share Consolidation dated 04 April 2016
99.2	Director/PDMR Shareholding dated 06 April 2016

99.1

4 April 2016

InterContinental Hotels Group PLC ("IHG" or the "Company")

Publication of Circular: Notice of Annual General Meeting and details of Special Dividend and Share Consolidation

On 23 February 2016, the Board of IHG announced its intention to return US$1.5 billion to Shareholders via a Special Dividend with a Share Consolidation. The Board of IHG today announces it is publishing a circular (the "Circular") which contains notice of its Annual General Meeting and provides further details of the proposed Special Dividend and Share Consolidation. The Annual General Meeting is to be held on 6 May 2016 at 11.00am at the InterContinental London Park Lane, One Hamilton Place, Park Lane, London, W1J 7QY.

Special Dividend

The amount of the Special Dividend is US$6.329 per Existing Ordinary Share. The Board is proposing to pay the Special Dividend to Shareholders on the Register at 6.00pm (London time) on 6 May 2016 in Pounds Sterling and to ADR holders on the ADR register as at 4.00pm (New York time) on 6 May 2016 (being the close of business on the day before the ADR effective date) in US Dollars, in each case as an interim dividend in respect of the financial year ending 31 December 2016. The Pounds Sterling amount to be paid will be calculated on 12 May 2016, based on the average of the market exchange rates on the three dealing days commencing 9 May 2016, using the WM/Reuters closing mid-point spot rate as at 4:00pm (London time). The Special Dividend is expected to be paid to Shareholders and to holders of ADRs on 23 May 2016.

Share Consolidation

It is proposed that the payment of the Special Dividend be accompanied by a consolidation of the Company's ordinary share capital. A resolution to effect the Share Consolidation will be proposed at the Annual General Meeting, details of which are set out in the Circular. The Share Consolidation proposes to replace IHG's 237,020,856 Existing Ordinary Shares of 15 265/329 pence each with 197,517,380 New Ordinary Shares in IHG of 18 318/329 pence each. Fractional entitlements arising from the Share Consolidation will be aggregated and sold in the market on behalf of the relevant Shareholders. The proceeds of the sale are expected to be sent to the relevant Shareholders on 17 May 2016. The value of any Shareholder's fractional entitlement will not exceed the value of one New Ordinary Share.

As at 30 March 2016 the total amount of the Special Dividend was equivalent to approximately 16 per cent of the market capitalisation of the Company. The effect of the Share Consolidation will be to reduce the number of Ordinary Shares in issue by approximately the same percentage.

As all ordinary shareholdings in the Company will be consolidated, Shareholders' percentage holdings in the issued share capital of the Company will (save in respect of fractional entitlements and shareholders participating in the Dividend Reinvestment Plan for the Special Dividend) remain unchanged.

Expected timetable for the Special Dividend and Share Consolidation

If any of the below times and / or dates change, the revised times and / or dates will be notified to Shareholders by announcement through a Regulatory Information Service. Unless otherwise stated, all references to times given below are to London time.

2016
Latest time and date for receipt of Forms of Proxy	11.00am on 4 May
Latest time and date for receipt by the ADR Depositary of completed Voting Instruction cards from holders of ADRs	12.00pm (New York time) on 4 May
Annual General Meeting	11.00am on 6 May

Record date for participation in the Dividend Reinvestment Plan for the Special Dividend	5.00pm on 6 May
Shareholder record date for the Special Dividend and for the Share Consolidation	6.00pm on 6 May
Commencement of dealings in New Ordinary Shares	8.00am on 9 May
Ordinary Shares (but not ADSs) marked ex-Special Dividend	9 May
CREST accounts credited with New Ordinary Shares	9 May
ADR effective date for the Special Dividend and for the Share Consolidation	9.30am (New York time) on 9 May
Commencement of dealings in new ADSs	9.30am (New York time) on 9 May
Translation date for calculation of the Pounds Sterling amount to be paid in respect of the Special Dividend	12 May
Despatch of cheques for fractional entitlements and certificates for New Ordinary Shares; CREST accounts credited with the value of fractional entitlements	17 May
Payment of the Special Dividend to Shareholders and to holders of ADRs	23 May
Purchase of New Ordinary Shares for participants in the Dividend Reinvestment Plan	23 May

Other information

The Circular will be posted or otherwise made available to Shareholders today. The Circular will be available on the IHG website at www.ihgplc.com/investors under financial library and, in compliance with Listing Rule 9.6.1, copies of both the Circular and the form of proxy for use in connection with the Annual General Meeting will shortly be available for inspection at www.hemscott.com/nsm.do.

All definitions used in the Circular to Shareholders dated 4 April 2016 have the same meaning when used in this announcement.

For further information

Investor Relations (Catherine Dolton, Adam Smith):	+44 (0)1895 512176	+44 (0)7808 098724
Media Relations (Yasmin Diamond, Zoe Bird):	+44 (0)1895 512008	+44 (0)7736 746167

Notes for editors

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, HUALUXE™ Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN® Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,000 hotels and 744,000 guest rooms in nearly 100 countries, with more than 1,300 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with more than 92 million members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

99.2

6 April 2016

INTERCONTINENTAL HOTELS GROUP PLC (the "Company")

Notification of transactions of directors, persons discharging managerial responsibilities ("PDMRs") and connected persons

1. The following directors and other PDMRs have been awarded conditional rights over the number of the Company's ordinary shares of 15 265/329 pence ("Ordinary Shares") shown below under the Company's Long Term Incentive
    Plan ("LTIP") 2016/2018. The performance measurement period is from 1 January 2016 to 31 December 2018 and the awards will vest on the business day after the announcement of the Company's 31 December 2018 year-end financial results, subject to the satisfaction of performance conditions. Under the terms of the LTIP 2016/2018, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Director	Number of Ordinary Shares awarded
Paul Edgecliffe-Johnson	36,841
Richard Solomons	58,595

Other PDMRs
Keith Barr	29,367
Angela Brav	25,199
Yasmin Diamond	14,208
Lori Gaytan	14,576
Federico Lalatta Costerbosa	19,836
Elie Maalouf	33,801
Kenneth Macpherson	22,302
Eric Pearson	27,088
Jan Smits	20,628
George Turner	23,703

2. The PDMRs shown below have been awarded conditional rights over the Company's ordinary shares under the LTIP 2015/2017. The awards will vest on the business day after the announcement of the Company's 31 December 2017 year-end financial results, subject to the satisfaction of performance conditions. Under the terms of the LTIP 2015/2017, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Number of Ordinary Shares awarded
Yasmin Diamond	4,195
Federico Lalatta Costerbosa	5,715

3. The PDMRs shown below have been awarded conditional rights over the Company's ordinary shares under the LTIP 2014/2016. The awards will vest on the business day after the announcement of the Company's 31 December 2016 year-end financial results, subject to the satisfaction of performance conditions. Under the terms of the LTIP 2014/2016, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Number of Ordinary Shares awarded
Yasmin Diamond	1,798
Federico Lalatta Costerbosa	2,449

---------------Ends--------------

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	15 April 2016